

OFFERING MEMORANDUM

facilitated by



Rai Family Enterprises LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	Rai Family Enterprises LLC
State of Organization	MA
Date of Formation	September 30th, 2019
Entity Type	Limited Liability Company
Street Address	611 Columbia Road
Website Address	www.comfortkitchenbos.com

(B) Directors and Officers of the Company

Key Person	Biplaw Rai
Position with the Company 　　　　　　　　　　　　Title 　　　　　　　　　　　First Year	Managing Partner 2019
Other business experience (last three years)	Co-founder of Dudley Cafe - September 2015 Executive Board Member at Commonwealth Kitchen - September 2018

Key Person	Nyacko Perry
Position with the Company Title First Year	 Organization Development Partner 2019
Other business experience (last three years)	Founder and Development Consultant at Yin Consulting - May 2016 Advisory Board Member at Action for Boston Community Development, Inc. - October 2017 Director of Organization Development at Afro Flow Yoga, LLC - September 2017
Key Person	Kwasi Kwaa
Position with the Company Title First Year	 Chef Partner 2019
Other business experience (last three years)	Chef Founder at The Chop Bar - August 2016 Sous Chef at BG Events and Catering - November 2016 Chef de Cuisine at A&B Burgers - January 2016

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Biplaw Rai	33%
Nyacko Perry	33%
Kwasi Kwaa	33%

(D) The Company's Business and Business Plan

We are a cafe, a community meeting space, and a food incubator dedicated to fostering collaboration, cross-cultural understanding, and community engagement. Through a 2-month project, we used human-centered design to collect data on the experience of the Dorchester and Roxbury Community. We used insights from our community engagement project to come up with the concept for Comfort Kitchen. Our space features a cozy cafe by day and a restaurant celebrating food entrepreneurs by night. Our community data showed that food is a vital aspect of community building and we are dedicated to supporting local food entrepreneurs that are helping create a more conscious and culturally competent world through their food. We are also actively engaged in the celebration of art and history of our local community. We are Dorchester residents who are committed to partnering with individuals, groups, and organizations who want to make a positive impact.

the opportunity

By investing in Comfort Kitchen, you will support a business that is rooted in three core values; collaboration, cross cultural understanding, and community building.

- Comfort Kitchen sits within one of the most racially and culturally diverse areas of the city. We embrace and build upon this diversity to generate a collaborative future around food and cultural expression. It is located in a dense, diverse, and historically mixed-use neighborhood on the cusp of change. This culturally rich area hosts a dynamic base of local "regulars" living within walking distance and holds potential to attract customers as a destination from further afield.
- According to the census bureau 25,578 potential customers live within a leisurely 12-minute walk of Comfort Kitchen. A range of commercial, residential, and community uses exist within this same area, providing activity over many hours of the day and week, and bringing a range of visitors to the area to live, work, and play.
- We will be one of the only mission driven restaurant in the area that will offer a cafe in the morning, restaurant at night with pop-up food incubator in between. Multiple space usage will be used to the fullest to bring in engaging food and social events.

Offerings:

- Multiple Space Usage: A cafe by day, a restaurant by night, a gathering spot at all times — dedicated to fostering collaboration, cross-cultural understanding, and community engagement
- Food Incubator Pop-up: In partnership with Commonwealth Kitchen, a non-profit kitchen in Dorchester incubating more than 50 community-based businesses, we are offering local mid-level food entrepreneurs an affordable pop-up space for month-long residences or single night events.
- Catering: Both of our founders come with a vast experience in catering. We plan to cater using fresh local produce with exceptional service.
- Events: Community members are welcome to rent the space or collaborate with our team to create engaging social events.

Experienced Founders - Our founders, Biplaw Rai, Nyacko Perry and Kwasi Kwaa, have spent a total of 35 years in the industry. Multi-talented team that has a history of working together and proven record.

Key performance indicators

Year 1 Year 2

- Average Monthly Revenue: $74,058 $82,617
- Average Ticket Size: $10 $11
- Profit Margin: 64% 64%
- Sales per Square Foot: $444 $496

- Sales per Employee: $69,294 $77,302

from the founder

> We are very excited for you to be a part of Comfort Kitchen's next chapter. The community of Upham's Corner, Dorchester is important to us. We live here and we look forward to creating a communal space that celebrates art, history and culture. Our business model will be based on a profit sharing model and ethical business practices that believes in following guiding principles

1. Every person and community deserves a healthy balanced lifestyle.
2. Healthy Community is the pillar for a thriving economy that involves genuine care for others around us.
3. One way to know your community is through the belly. Want to foster relationships with neighbors, friends and strangers? Share a meal.

—Biplaw Rai, Nyacko P. Perry, Kwasi Kwaa

In the press

- [Restaurateurs advance plan for Uphams Corner](#) - The Bay State Banner
- [COMFORT KITCHEN" COMING TO THE UPHAM'S CORNER COMFORT STATION](#) - Historic Boston Incorporated
- [Community-Focused Restaurant Heads for Upham's Corner](#) - Eater Boston
- [Bike cafe gives way to Uphams Corner eatery](#) - Dorchester Reporter
- [https://www.bostonglobe.com/lifestyle/food-dining/2019/04/15/getting-salty-with-kwasi-kwaa-the-chop-bar-pop/PYJu3cLDCmXyNsiDorAqKO/story.html](#) - The Boston Globe
- [https://www.bostonmagazine.com/best-of-boston-archive/2016/h-o-p-e-inc/](#) - The Boston Magazine
- [https://boston.eater.com/2016/6/15/11943646/chop-bar-kwasi-kwaa-beverly](#) - Eater Boston

(E) Number of Employees

The Company currently has 3 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the [Educational Materials](#) for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	February 12, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$100,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Kitchen and Bathroom Build-out	$30,000	$40,000
Dining and Performance Space	$21,000	$28,000
Bar Counter	$6,300	$8,400
Equipment	$7,200	$9,600
Working Capital	$6,000	$8,000
Mainvest Compensation	$4,500	$6,000
TOTAL	$75,000	$100,000

(J) The Investment Process

To Invest

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.3 - 3.1%[2]
Payment Deadline	January 1st, 2027
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.69%

[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.3% and a maximum rate of 3.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	2.3%
$81,250	2.5%
$87,500	2.7%
$93,750	2.9%
$100,000	3.1%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has no outstanding securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Biplaw Rai	33%
Nyacko Perry	33%
Kwasi Kwaa	33%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Comfort Kitchen 's fundraising. However, Comfort Kitchen may require additional funds from alternate sources at a later date.

No operating history

Comfort Kitchen was established in September, 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$518,408	$991,400	$1,110,368	$1,221,405	$1,343,545
Cost of Goods Sold	$185,558	$354,600	$397,152	$436,867	$480,554
Gross profit	$332,850	$636,800	$713,216	$784,538	$862,991
Operating Expenses					
Direct Labor	$221,200	$379,200	$424,704	$467,174	$513,892
Labor Burden	$22,120	$37,920	$42,470	$46,717	$51,389
Workers Comp	$626	$1,839	$1,885	$1,932	$1,980
Marketing	$1,062	$3,120	$3,494	$3,844	$4,228
Utilities/Waste	$4,900	$14,400	$14,760	$15,129	$15,507
Credit Card Processing	$5,710	$18,718	$20,964	$23,061	$25,367
Liability and Business	$1,189	$3,495	$3,582	$3,672	$3,764
Liquor Liability	$405	$1,189	$1,219	$1,249	$1,280
Legal/Accounting	$4,083	$12,000	$12,300	$12,608	$12,923
LLC Fees	$289	$850	$850	$850	$850
Licenses	$681	$2,000	$2,000	$2,000	$2,000
Payroll	$817	$2,400	$2,688	$2,957	$3,252
POS	$1,633	$4,800	$4,800	$4,800	$4,800
Building Maintenance	$408	$1,200	$1,230	$1,261	$1,292
Rent	$15,171	$49,570	$50,809	$52,079	$53,381
Property Taxes	$1,701	$5,000	$5,125	$5,253	$5,384
Pest Control	$408	$1,200	$1,200	$1,200	$1,200
Total Operating Expenses	$282,403	$538,901	$594,081	$645,786	$702,491
Operating Profit	$50,447	$97,899	$119,135	$138,751	$160,500

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

N/A

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V